1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com WILLIAM J. TUTTLE william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

April 24, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Ashley Vroman-Lee and Megan Miller

Re:	PennantPark Investment Corporation
Registration Statement on Form N-2
File Number 333-216852

Ladies and Gentlemen:

PennantPark Investment Corporation, a Maryland corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form N-2 (Registration No. 333-216852) (the “Registration Statement”). On behalf of the Company, we hereby respond to the comments of the staff (the “Staff”) of the Commission communicated in phone calls on April 13, 2017 between Ms. Megan Miller of the Staff and William Tuttle of Dechert LLP, outside counsel to the Company, and on April 20, 2017 between Ms. Ashley Vroman-Lee of the Staff and Mr. Tuttle relating to the Registration Statement. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. We will also provide courtesy copies of Amendment No. 1, as filed and marked with the changes from the initial filing of the Registration Statement. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

LEGAL COMMENTS

1.	We note that the sales load is to be completed by a prospectus supplement. Please state supplementally if the sales load and other transaction expenses are greater than ten percent (10%).

Response:

The Company respectfully submits that it does not expect the sales load and other transaction expenses to exceed ten percent (10%).

United States Securities and Exchange Commission April 24, 2017 Page 2

2.	We note the disclosure in footnotes 4 and 5 to the Fees and Expenses table regarding certain waivers of management and incentive fees. If the waivers are irrevocable, please note in the disclosure. If the waivers are not irrevocable, please present the amounts before waivers in the Fees and Expenses table.

Response:

As requested, the Company has revised the disclosure in footnotes 4 and 5 to the Fees and Expenses table to note that the waivers are irrevocable.

3.	We note that the management fees item in the Fees and Expenses table appears to be based on the average adjusted gross assets as of December 31, 2016. Please explain why the Company has used these amounts, rather than the actual amounts incurred during the calendar year ended December 31, 2016.

Response:

The Company respectfully submits that it prefers to present the management fees based on average adjusted gross assets as of the most recent balance sheet date, because doing so is more meaningful and representative of the expected future fees that will be incurred by an investor in the Company’s common stock.

4.	We note that the incentive fees and interest on borrowed funds items in the Fees and Expenses table appear to be based on the three months ended December 31, 2016, annualized for a full year. Please explain why the Company has used the actual amounts incurred during the three months ended December 31, 2016, annualized for a full year, rather than the actual amounts incurred during the calendar year ended December 31, 2016.

Response:

The Company respectfully submits that it prefers to present the incentive fees and interest on borrowed funds items on actual amounts during the three months ended December 31, 2016, annualized for a full year, because doing so is more meaningful and representative of the expected future fees that will be incurred by an investor in the Company’s common stock.

5.	Please explain why “Other expenses” in the Fees and Expenses table are based on estimated amounts for the current fiscal year. Are current year estimates for “Other expenses” consistent with historic expense levels?

Response:

The Company respectfully submits that Instruction 6 to Item 3 of Form N-2 requires “Other expenses” to be based on estimated amounts for the current fiscal year. The Company notes that current year estimates for “Other expenses” are consistent with historic expense levels.

United States Securities and Exchange Commission April 24, 2017 Page 3

6.	Are any of the waived management or incentive fees subject to recoupment?

Response:

The Company respectfully submits that none of the waived management or incentive fees are subject to recoupment.

7.	We note the disclosure in the risk factor captioned “A downgrade, suspension or withdrawal of the credit rating assigned by a rating agency to us or our Notes, if any, or change in the debt markets could cause the liquidity or market value of our Notes to decline significantly.” that the Company’s investment grade rating was placed on negative watch. Please briefly explain the meaning of negative watch.

Response:

As requested, the Company has included in Amendment No. 1 the meaning of negative watch in the above-captioned risk factor.

8.	Refrain from using the word “senior” in the title of any debt securities of the Company, or when describing and/or identifying their ranking, if the securities are not senior in right or repayment to other notes outstanding at the time of issue.

Response:

As requested, the Company will refrain from using the word “senior” in the title of any debt securities of the Company, or when describing and/or identifying their ranking, if the securities are not senior in right or repayment to other notes outstanding at the time of issue.

9.	Please advise whether the Company has the authority to issue shares below NAV.

Response:

The Company respectfully submits that it does not currently have the authority to issue shares below NAV.

10.	Please delete the fourth paragraph under the heading “Determination of Net Asset Value—Determinations in Connection With Offerings.”

Response:

As requested, the Company has deleted the fourth paragraph under the heading “Determination of Net Asset Value—Determinations in Connection With Offerings.”

United States Securities and Exchange Commission April 24, 2017 Page 4

11.	Under the heading “Description of Our Capital Stock—Control share acquisitions”, please move the final paragraph so that it is the first paragraph under the heading.

Response:

As requested, the Company has moved the final paragraph under the heading “Description of Our Capital Stock—Control share acquisitions” so that it is the first paragraph under the heading.

12.	Please include an undertaking only to offer units after a post-effective amendment relating to units has been declared effective.

Response:

As requested, and consistent with the Company’s undertaking on January 29, 2014, the Company has included an undertaking in Amendment No. 1 to only offer units after a post-effective amendment relating to units has been declared effective.

13.	Please revise undertaking 4(b) such that it covers any issuance of securities.

Response:

As requested, the Company has revised undertaking 4(b) in Amendment No. 1 to cover any issuance of securities.

ACCOUNTING COMMENTS

14.	Please include the financial statements of RAM Energy Holdings LLC in Amendment No. 1 along with a consent of the applicable registered independent public accounting firm. These items may not be incorporated by reference.

Response:

As requested, the Company has included in Amendment No. 1 the financial statements of RAM Energy Holdings LLC along with a consent of BDO USA, LLP.

15.	We note that the audited financial statements for the fiscal year ended September 30, 2016 did not include rows for each of first lien, second lien and subordinated debt/corporate notes in the tables regarding the characterization of the Level 3 valuation techniques, unobservable inputs and ranges. Consider adding such rows in future financial statements.

Response:

The Company respectfully submits that it has included rows for each of first lien, second lien and subordinated debt/corporate notes in the tables regarding the characterization of the Level 3 valuation techniques, unobservable inputs and ranges in its financial statements for the quarter ended December 31, 2016 and intends to continue to do so in future financial statements.

United States Securities and Exchange Commission April 24, 2017 Page 5

16.	Please confirm that the Company has a reasonable belief that its assets as of December 31, 2016 provided adequate coverage to allow it to satisfy all of its unfunded commitments and explain the basis for such belief.

Response:

The Company represents that it reasonably believes that its assets as of December 31, 2016 provided adequate coverage to allow the Company to satisfy all of its unfunded commitments, which totaled $7.6 million as of such date. The bases for the Company’s belief are primarily that (i) the Company maintained cash and cash equivalents of $45.3 million as of December 31, 2016 and (ii) the Credit Facility permitted additional borrowings of more than $375.0 million as of December 31, 2016.

17.	Please confirm that the notes to the financial statements include all known transactions for which disclosure would be required under ASC Topic 850-10-50.

Response:

As requested, the Company confirms that the notes to the financial statements include all known transactions for which disclosure would be required under ASC Topic 850-10-50.

18.	In future financial statements, please disclose in footnote 12 to the Consolidated Schedule of Investments the percentage of assets that are non-qualifying.

Response:

As requested, the Company will disclose in footnote 12 to the Consolidated Schedule of Investments in future financial statements the percentage of assets that are non-qualifying.

19.	We note the provision for $2.4 million for taxes for the fiscal year ended September 30, 2016. In future financial statements, please break-out excise taxes and taxes payable by Taxable Subsidiaries. To the extent that there are corporate-level taxes payable by Taxable Subsidiaries, please include the disclosures required by ASC Topic 740 in future financial statements.

Response:

As requested, the Company will break-out excise taxes and taxes payable by Taxable Subsidiaries in the notes to future financial statements. In addition, the Company will disclose in the notes to future financial statements details of tax amounts, where required by ASC Topic 740.

United States Securities and Exchange Commission April 24, 2017 Page 6

20.	In future financial statements, please disclose in the notes the nature of other income and of what it is comprised, including whether such other income is expected to be recurring.

Response:

As requested, the Company will disclose in future financial statements in the notes the nature of other income and of what it is comprised, including whether such other income is expected to be recurring.

21.	We note that the disclosure states that the Company generally does not accrue PIK interest when non-collectible. We further note that the Company continues to accrue PIK interest on its secured debt investment in RAM Energy although the financial statements for RAM Energy suggest that the entity is highly levered, has negative cash flow and a working capital deficit. Please supplementally describe how the Company made the determination to accrue PIK interest at 100% and if the Company continues to expect the full repayment of principal and PIK interest at maturity of the secured debt investment in July 2019.

Response:

The Company owned 100% of the outstanding equity and debt securities of RAM Energy as of September 30, 2016 and December 31, 2016. As of each such date, an independent valuation firm reviewed the valuation of the Company’s investment in RAM Energy consistent with the Company’s valuation policy, and the valuation fell within the range of estimates provided by such firm as of such dates.

During 2016, RAM Energy was negatively impacted by depressed hydrocarbon prices, as well as non-cash write-downs of certain oil and gas assets. RAM Energy’s working capital position substantially improved in the first quarter of 2017 due to asset sales. As of March 31, 2017, RAM Energy had $4.4 million of cash on its balance sheet and a current ratio of 1.55 (current assets divided by current liabilities). Since December 2014, RAM Energy has sold certain assets (with an allocated value of approximately $18 million at the time of the initial investment) for approximately $25 million. A portion of those proceeds have been used to pay down debt owed to the Company. As the oil and gas price environment has improved, for 2017, management forecasts RAM Energy’s losses to be less and its operating cash flow to be approximately breakeven before debt service. The Company expects RAM Energy to continue taking advantage of asset sale opportunities.

United States Securities and Exchange Commission April 24, 2017 Page 7

The Company made its determination to continue to accrue PIK interest at 100% primarily based on its review of financial data received from RAM Energy, including projections for the 2017 fiscal year, the improvements to its business in late 2016 and the general environment for oil and gas prices as well as ongoing discussions with the management team. In addition, as a result of the foregoing, the Company does not believe that RAM Energy requires additional liquidity at this time. The Company is currently evaluating options with regard to the repayment or refinancing by RAM Energy of principal and PIK interest prior to July 2019.

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If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com) or Thomas J. Friedmann at 617.728.7120 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	Arthur H. Penn, PennantPark Investment Advisers, LLC
Aviv Efrat, PennantPark Investment Corporation
Thomas J. Friedmann, Dechert LLP